Exhibit 99.1

21Vianet Group, Inc. Expands Leadership Team

July 10, 2013 — 21Vianet Group, Inc. (NASDAQ: VNET) (“21Vianet” or the “Company”), the largest carrier-neutral internet data center services provider in China, today announced that its board of directors has appointed Mr. Frank Meng, a telecommunications and IT veteran with almost 30 years of experience, as President of the Company effective July 8, 2013. Mr. Meng succeeds Mr. Shang Hsiao, who has been served as both the President and Chief Financial Officer since 2010. Mr. Shang Hsiao will remain in the role of Chief Financial Officer to continue to oversee the Company’s finance, legal, mergers and acquisitions, investor relations, internal control activities as well as the Company’s strategic partnership with Microsoft for the premier commercial cloud services.

Mr. Meng will be responsible for the Company’s strategic planning, branding and marketing, government affairs and strategic initiatives. Prior to joining 21Vianet, Mr. Meng served as Senior Vice President and President of Greater China for Motorola Mobility, LLC (“Motorola”), a wholly owned subsidiary of Google Inc., where he managed all the aspects of Motorola’s business and sales operations in mainland China, Hong Kong and Taiwan. Prior to joining Motorola, Mr. Meng served as Senior Vice President and President of Qualcomm, Inc (“Qualcomm”) in the greater China region and served on the board of directors for Unicom-BREW Telecommunication Technologies, the joint venture between China Unicom and Qualcomm. Earlier in his career, he had held executive positions in other leading technology firms in Asia and the U.S. including Tecom Asia Group, Asia.com Inc., Leyou.com Inc., Infocomm International Corp., and Allen Telecom Inc. Mr. Meng is a member of the Expert Committee for Telecommunication Economy (ECTE) of China’s Ministry of Industry and Information Technology. Mr. Feng received his Master of Science in Electrical Engineering (MSEE) from the Polytechnic University of New York and a bachelor’s degree in microwave and fiber optics from Beijing University of Posts and Telecommunications.

Mr. Josh Chen, Founder, Chairman and Chief Executive Officer of the Company, stated, “We are very excited to further enhance our executive management team as we aim to continue driving rapid growth both organically and via strategic partnerships. Frank’s extensive industry experience, technical expertise and advanced management skills will be valuable to 21Vianet’s future success. We believe the increased depth and competency of our executive team will help us strengthen our market leadership and growth momentum as we expand our client offerings and accelerate revenue growth going forward.”

About 21Vianet

21Vianet Group, Inc. is the largest carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud infrastructure services, and content delivery network services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet in a faster and more reliable manner. 21Vianet operates in 43 cities throughout China, servicing a diversified and loyal base of more than 2,000 customers that span many industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this announcement, as well as 21Vianet’s strategic and operational plans, contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to the Securities and Exchange Commission. 21Vianet does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

21Vianet Group, Inc.

Joseph Cheng

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Jeremy Peruski

+1 (646) 405-4922

IR@21Vianet.com